

September 15, 2011

Via E-Mail
Daniel S. Slipkovich
Chief Executive Officer
Capella Healthcare, Inc.
501 Corporate Centre Drive, Suite 200
Franklin, Tennessee 37067

> **Re: Capella Healthcare, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 2, 2011**
> **File No. 333-175188**

Dear Mr. Slipkovich:

We have reviewed your amended registration statement filed September 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Diversified Portfolio of Assets with Strong Market Positions, page 4

1. We note your response to comment 16 and your deletion of the unsupported reference to your market position from page 69 of the registration statement. However, the identical statement regarding your market position still appears on page 4. Please revise your disclosure to provide your source for this information or remove the statement from your registration statement.

Risk Factors, page 19

"If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will remain restricted and may be adversely affected…," page 19

2. We note your response to our prior comment 11. Please expand this risk factor further to disclose the circumstances under which the initial purchasers of the outstanding notes may exercise their registration rights under the registration rights agreement.

"CMS may impose substantial fines or other penalties as a result of the matters disclosed in certain self-disclosure letters…," page 24

3. Please revise your disclosure to describe the actual or potential violations described in the "self-disclosure letters" submitted by Cannon County Hospital, LLC in relation to DeKalb Community Hospital and Stones River Hospital as referred to in your risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Financial Statements for the Quarterly Period Ended June 30, 2011

4. Explain in MD&A why accounts receivable increased by $8.5 million in 2011 as compared to $1.2 million in 2010 as presented on the cash flow statement.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3. Acquisitions, page F-7

5. Please disclose, if true, that the total acquisition cost for Cannon County Hospital, LLC is $27.9 million. Also disclose the acquisition related cost for both acquisitions, where the amount is recognized in the financial statements, and the line item or items in the income statement in which those expenses are recognized in accordance with ASC 805-10-50-2f.

Financial Statements for the Year Ended December 31, 2010

6. Tell us why you do not present Provision for Bad Debts as an adjustment to reconcile net income to cash provided by operating activities on the cash flow statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Daniel S. Slipkovich
Capella Healthcare, Inc.
September 15, 2011
Page 3

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at 202-551-3652 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674, Bryan Pitko at 202-551-3203 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Chase Cole
        Waller Lansden Dortch & Davis, LLP
        511 Union Street, Suite 2700
        Nashville, TN 37219
        chase.cole@wallerlaw.com